SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP

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August 13, 2014

Via EDGAR and Hand Delivered

Correspondence Relating to Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn: Loan Lauren P. Nguyen

Special Counsel

Re:	Kenon Holdings Ltd.
Draft Registration Statement on Form 20-F
Submitted June 20, 2014
CIK No. 0001611005

Dear Ms. Nguyen:

On behalf of our client Kenon Holdings Ltd. (the “Company”, or “Kenon” and, including each of the companies that will become subsidiaries of the Company in connection with the spin-off, the “Group”), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 17, 2014 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 20-F, CIK No. 0001611005, confidentially submitted to the Commission on June 20, 2014 (the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment includes revised disclosure in response to the Staff’s comments, as noted herein, and also includes other changes to reflect developments in the businesses of the Company. For the Staff’s convenience, we will deliver three copies of the Amendment marked to show all revisions to the Registration Statement since the initial confidential submission.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

To protect confidential business and financial information, the Company’s response is accompanied by a separate request for confidential treatment of the information contained in the materials supplementally provided to the Staff in connection with the Company’s response to Comment 49 below, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83. The Company has also filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with this request.

In connection with the submission of the Amendment, the Company would like to update the Staff on the status of the restructuring of ZIM Integrated Shipping Services, Ltd. (“ZIM”), which was completed on July 16, 2014. As described in the Registration Statement, in connection with the spin-off to which the Registration Statement relates, Israel Corporation Ltd. (“IC”) will contribute its interest in, inter alia, ZIM to the Company. As a result of the completion of ZIM’s restructuring:

•	IC’s ownership of ZIM was reduced from 99.7% to 32% of ZIM’s outstanding shares;

•	ZIM’s outstanding indebtedness and liabilities (face value, including future off-balance sheet commitments such as operational leases) was reduced from approximately $3.4 billion to approximately $2 billion;

•	ZIM is in compliance with its minimum liquidity covenant of $125 million, which is the only covenant that has been tested subsequent to the completion of its restructuring;

•	ZIM is not in default under any of its loans or outstanding liabilities and the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness; and

•	In future periods, Kenon will no longer consolidate ZIM’s results of operations with its own; instead, Kenon will present ZIM’s results of operations as a share in income (loss) from associates.

The Company advises the Staff that it has revised disclosure throughout the Amendment, including disclosure in the notes to the Company’s financial statements, to reflect these developments.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have restated the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

General

1.	We note that the spin-off is contingent upon the approval of the general meeting of IC’s shareholders. We also note that IC does not wholly own some of the subsidiaries subject to the spin-off. Please provide us your analysis explaining why you should not be required to register the spin-off pursuant to the Securities Act of 1933 and Rule 145(a)(3) in light of these factors. Please refer to our guidance set forth in Part 5 of Staff Legal Bulletin No. 4. Please include in your response a reference to all guidance that you believe to be applicable, including any relevant no-action letters.

Response:

In response to the Staff’s comment, the Company respectfully submits that it does not believe it should be required to register the spin-off pursuant to the Securities Act of 1933 (the “Securities Act”) or Rule 145(a)(3) under the Securities Act (“Rule 145”) thereunder. See below the Company’s analysis.

The Spin-Off

The spin-off involves the contribution of IC’s equity interests in certain of its subsidiaries and associated companies (the “Transferred Assets”) to the Company, and the subsequent distribution of the Company’s shares, on a pro rata basis, to holders of IC’s ordinary shares on the record date of the distribution (the “spin-off”). The Company, which was formed in March 2014 to serve as the new holding company for the Transferred Assets, is currently a wholly-owned subsidiary of IC. No consideration is payable by IC’s shareholders in connection with the spin-off. IC’s shareholders will vote on matters relating to the spin-off and, in connection with such vote, IC will provide a shareholder circular that substantially complies with Regulation 14A or Regulation 14C and contains relevant information about IC, the Company and the spin-off.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Discussion of the Spin-Off Under Guidance in Staff Legal Bulletin No. 4 (“Bulletin No. 4”) and Related No Action Letters

Bulletin No. 4 and a series of no-action letters involving share distributions similar to the proposed distribution1 of Kenon shares contemplated by the spin-off provide that registration of a subsidiary’s distributed shares is not required where: (1) the parent’s shareholders do not provide consideration for the spun-off shares; (2) the spin-off is pro rata to the parent’s ordinary shareholders; (3) the parent provides adequate information about the spin-off and the spun-off company to its shareholders and to the trading markets; (4) the parent has a valid business purpose for the spin-off; and (5) the spun-off shares are not “restricted securities” or, if the parent spins-off “restricted securities,” it has held those securities for at least two years (unless it formed the subsidiary being spun-off).

(a) No Consideration for Spun-Off Shares.

No consideration will be payable by the holders of IC’s shares in connection with the consummation of the spin-off. IC will declare a dividend in kind (i.e., a dividend consisting of shares of the Company) to be distributed to the holders of IC’s shares. The proposed distribution of the Company’s shares to IC’s shareholders will not be a disposition of securities for value.

(b) Pro Rata Distribution.

The distribution of the Company’s shares to IC’s shareholders will be made on a pro rata basis. Shareholders of IC will have the same proportionate interest in the same aggregate assets immediately before and after the consummation of the spin-off. Immediately following the spin-off, IC’s shareholders will hold interests in the Transferred Assets through their interest in the Company, rather than continuing to hold their interest in the Transferred Assets through IC. The shareholders of IC will also maintain their proportionate interest in IC.

[1]	See, e.g., Kingfisher plc (available 4/5/03); Trelleborg AB (available 4/26/99); AB Electrolux (available 4/28/97); British Gas plc (available 12/4/96); Axion Inc. (available 9/17/96); Electrochemical Industries (Frutarom) Ltd. (available 7/5/96); The National Grid Holding plc (available 11/28/94); English China Clays (available 9/1/94) (“English China”); Asea AB (available 4/25/91) (“Asea”); B.A.T. Industries plc (available 7/5/90) (“BAT”); Hanson PLC (available 4/21/95) (“Hanson”); Associated Communications Corporation (available 6/10/94); Grasso Corporation (available 8/20/93); Marriott Corporation (available 3/19/93); Ethyl Corporation (available 12/30/93); Baxter International Inc. (available 9/11/92); Control Data Corporation (available 7/30/92); The Penn Central Corporation (available 6/24/92); Union Carbide Corporation (available 3/16/92); Home Shopping Network, Inc. (available 12/31/91) (“HSN”); Sun Company, Inc. (available 10/21/91); Johnson Controls, Inc. (available 9/13/91); Whitman Corporation (available 4/4/91); St. George Minerals (available 3/13/90); Honeywell Inc. (available 10/5/90); Quaker Oats Company (available 9/11/90); First Bancshares of Florida, Inc. (available 8/27/1979) (“First Bancshare”).

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

(c) Valid Business Purpose.

The implementation of the spin-off will separate IC and the Company, which differ in their fields of activity and business strategy, and thereby facilitate the development and pursuit of each entity’s strategies and business activities. Upon the consummation of the spin-off, IC’s activities will be concentrated two areas: (i) fertilizers and specialty chemicals and (ii) refining and petrochemicals. The Company, in turn, will concentrate its activities within a broader array of industries and focus its efforts on the operation and development of the Transferred Assets. In particular, the spin-off will enable each of IC and the Company to more efficiently and flexibly pursue their strategies by:

•	enhancing IC’s shareholder value;

•	facilitating a more efficient allocation of managerial and other resources, as well as providing a heightened focus for each of IC and the Company. IC believes that, as a separate entity, the Company will be able to concentrate on and further develop the Transferred Assets, while IC will be able to concentrate on the core, businesses that will be retained;

•	making IC and the Company easier to analyze for both investors and analysts; and

•	giving the Company and the Transferred Assets independent access to financing in public markets worldwide.

(d) Adequate Information.

Bulletin No. 4 states that, where the parent company and the subsidiary are both foreign companies, the parent provides adequate information in connection with a spin-off if (i) the parent gives to its U.S. shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C and (ii) the subsidiary registers the spun-off securities under the Exchange Act of 1934 (the “Exchange Act”).

(i) Information Statement that substantially complies with Regulation 14A or 14C.

The Staff has recognized that requiring a non-U.S. company to conform its home country disclosure documents to U.S. securities laws may be unnecessary and unduly burdensome. Bulletin No. 4 provides that, where a parent and subsidiary are each foreign companies, the parent will be considered to have provided adequate information to its U.S. shareholders and the marketplace if, by the date the parent spins-off the subsidiary’s securities, it gives its U.S. shareholders an information statement that describes the spin-off and the subsidiary that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act.

Prior to the shareholder vote on matters relating to the spin-off, IC will prepare, and provide its shareholders with, a shareholder circular that will contain information that substantially complies

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

with Regulation 14A or 14C under the Exchange Act. The shareholder circular will include a description of the spin-off, IC, the Company, financial statements of IC and the Company, pro forma financial information reflecting the spin-off, and a discussion of the tax consequences of the spin-off to holders of IC’s shares in respect of the tax ruling and withholding mechanism to be implemented. A copy of the Registration Statement will also be appended to the shareholder circular.

(ii) Subsidiary registers spun-off shares under the Securities Exchange Act of 1934

The Company will register the ordinary shares to be distributed in connection with the spin-off under the Exchange Act of 1934 with the Registration Statement.

Rule 145(a)(3)

The spin-off should not be viewed as involving a transfer of assets or other transaction covered by Rule 145 under the Securities Act that would result in the spin-off being deemed to involve an “offer to sell” or a “sale” of securities within the meaning of Section 2(3) of the Securities Act by virtue of such rule.

The underpinning of Rule 145 rests on the interpretation that, at times, a “vote” of shareholders can be tantamount to an investment decision, and should therefore be associated with the safeguards afforded investors when investing in securities. However, while the implementation of the spin-off, which includes obtaining the approval by IC’s shareholders on matters relating to the spin-off, will take a form which may appear to fall under subparagraph (a)(3)(B) of Rule 145 concerning certain plans for the transfer of assets that are subject to shareholder vote, the result here is simply the re-arrangement of a form of existing ownership rather than the making of a new investment. The holders of IC’s shares currently indirectly hold the equity interest in the subsidiaries and associated companies that will be transferred to the Company through their direct equity interest in IC. Therefore, the nature of their equity interest will be the same after the spin-off as it was before.

Although IC does not wholly-own some of the subsidiaries or associated companies that will be transferred to the Company in connection with the spin-off, IC wholly-owns the Company, whose ordinary shares will be distributed to IC’s shareholders in connection with the spin-off. Bulletin No. 4 expressly recognizes that a shareholder vote on an asset transfer from the parent to the subsidiary will not by itself require registration under the Securities Act, provided that the entity being spun-off is wholly-owned by the parent. As IC wholly owns the Company and otherwise meets Bulletin No. 4’s requirements, the Company respectfully submits that the spin-off should not be required to be registered under the Securities Act or Rule 145 thereunder.

The Staff has previously recognized that a spin-off similar to IC’s distribution of the Company’s ordinary shares, even where the spin-off involved or required a shareholder vote, does not constitute a “sale” of securities within the meaning of Section 2(a)(3) of the Securities Act by virtue of Rule 145. See, e.g., First Bancshares; Hanson; Promus; English China;

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Asea; British Gas; B.A.T. For example, the Staff has indicated in each of B.A.T., British Gas and Hanson that spin-offs do not require shareholders to make a new investment decision as: (a) each shareholder already indirectly owns the shares to be spun-off; (b) the spin-off does not represent a fundamental change in any shareholder’s investment; and (c) no shareholder will receive a new or different security for such shareholder’s existing security. Each of these factors will be present in IC’s distribution of the Company’s shares to IC’s existing shareholders.

Further, the Preliminary Note to Rule 145 makes it clear that Rule 145 was designed to provide the protections of registration under the Securities Act to persons who are making a new investment decision regarding a new or different security in connection with any of the business combinations listed in Rule 145. IC, through the spin-off, will distribute ordinary shares in its wholly-owned subsidiary (which, in turn, will hold shares in several of IC’s other existing businesses) to IC’s existing shareholders. No new investment decision is required to be made, or will be made, by existing holders of IC’s shares; no sale of assets to a third party in the sense intended in Rule 145 will take place; and no “value” under Section 2(a)(3) of the Securities Act will be given by holders of IC’s shares for the Company’s ordinary shares. IC, through the spin-off, will merely distribute to its existing shareholders shares of its subsidiary in a pure spin-off. This differs from the situation addressed by Rule 145, where assets are being transferred to an independent third party in exchange for such third party’s shares. Accordingly, the Company respectfully submits that, like the situations addressed in First Bancshares, Hanson, Promus, English China, Asea and BAT, the spin-off should not be considered a Rule 145 transaction.

2.	With respect to each business that you own, please tell us whether IC formed the business or acquired it from a third party. In this regard, please explain whether the parent company has owned for at least a year, on a consolidated basis, substantially all of the assets that will constitute the spun-off company.

Response:

The Company notes that IC has owned, for at least one year on a consolidated basis, substantially all of the Transferred Assets. In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 81 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

3.	We note your statement in the letter to us dated March 27, 2014 that you will provide a shareholder circular to be distributed to IC shareholders in connection with the extraordinary general meeting of IC shareholders for the approval of the spin-off which will contain information that substantially complies with the disclosure requirements of Regulation 14A under the Exchange Act. Please tell us why the shareholder circular or similar information statement has not been filed as an exhibit with the registration statement which comports with our guidance set forth in Staff Legal Bulletin No. 4.

Response:

Prior to a vote by IC’s shareholders on matters related to the spin-off, IC will prepare and provide its shareholders with a shareholder circular that will contain information which substantially complies with the information required in an information statement pursuant to Regulation 14A or 14C under the Exchange Act. The Company advises the Staff that IC, and not the Company, will prepare and provide a shareholder circular for IC’s shareholders, consistent with the guidance of the Staff in Bulletin No. 4 and that the shareholder circular has not yet been published by IC or provided to IC’s shareholders. We are not aware of any requirement that a shareholder circular that meets the requirements set forth in the guidance in Bulletin No. 4 be filed as an exhibit to the Registration Statement.

4.	We note from the website of ZIM Integrated Shipping Services Ltd. that its vessel Jan S called on Havana, Cuba, in May and June 2014. Also, it appears from the website of Chery Automobile Co., Ltd., your partner in the Qoros Automotive Co., Ltd. joint venture, that Chery Automobile Co., Ltd. sells vehicles in Cuba, Iran, Sudan and Syria. Cuba, Iran, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 20-F about contacts with Cuba, Iran, Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company has not had any past contact, does not have any current contact and does not anticipate any contact with, Cuba, Iran, Sudan or Syria.

With respect to the Group (which excludes, as they are not subsidiaries: ZIM, in which Kenon will have a 32% interest, and Qoros, in which Kenon will have a 50% non-controlling interest), to the best of the Company’s knowledge, such companies have not had, do not currently have and do not anticipate having any agreements, arrangements or other contacts with businesses in Cuba, Iran, Sudan or Syria or with the governments of those countries or entities that such governments control.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

With respect to ZIM, as set forth above, ZIM is no longer a subsidiary of IC as a result of the reduction of IC’s ownership interest in ZIM from 99.7% to 32% in connection with the recently completed restructuring of ZIM’s debt. To the best of the Company’s knowledge, ZIM has not had, does not currently have and does not anticipate having any agreements arrangements or other contacts with businesses in Iran, Sudan or Syria or with the governments of those countries or entities that such governments control. With respect to Cuba, ZIM does not have any operations or employees in Cuba and does not have any contact with the government of Cuba. ZIM does provide indirect service to and from Cuba through a third-party agent that is based in Spain and maintains a branch in Cuba. From time to time, and in the ordinary course of its operations, Jan S, a vessel that is owned and operated by such third-party agent, calls on Havana, Cuba. ZIM-related cargo designated for other destinations may be on board the Jan S at the time of such calls. ZIM advises the Staff that revenues generated by ZIM’s relationship with such third-party agent are immaterial, accounting for approximately 0.2% and 0.1% of ZIM’s consolidated revenues in the year ended 2013 and the last nine months of 2012 (the oldest period for which ZIM has reliable data regarding its Cuba-sourced revenues), respectively. ZIM utilizes technological tracking tools to ensure that any Cuba-origin goods transported by it are not loaded on a vessel calling at a U.S. port.

With respect to Qoros, to the best of the Company’s knowledge, Qoros has not had, does not currently have and does not anticipate having any agreements arrangements or other contacts with businesses in Cuba, Iran, Sudan or Syria or with the governments of those countries or entities that such governments control.

The Company further notes that each of the IC subsidiaries that will comprise the Group, as well as ZIM and Qoros, maintain policies, procedures, and training programs to help ensure full compliance with applicable export control and economic sanctions laws and regulations.

5.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Iran, Sudan and Syria for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan or Syria.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Response:

As noted above, to the best of the Company’s knowledge, there are no agreements, arrangements, or other contacts between entities that will become members of the Group, or Qoros, and businesses in Cuba, Iran, Sudan or Syria.

With respect to ZIM, as described in the response to Comment 4, the Company believes that the contacts of the third party agent described above with Cuba are immaterial to ZIM’s overall operations and financial results, that the impact of the relevant services on the Company’s consolidated revenue is negligible, such that a reasonable investor would not deem such information important in making investment decisions and that such contact does not materially affect the Company’s reputation or share value. The Company’s materiality analysis considered the potential impact of the investor sentiment evidenced by such actions directed towards companies that have operations associated with Cuba.

6.	In light of the anticipated restructuring of ZIM, and the fact that you expect to own only 32% of the restructured entity and will account for your investment in ZIM as a discontinued operation, we believe that it would be appropriate to provide pro forma financial information reflecting this transaction in accordance with Regulation S-X, Rule 11-01(4) or explain why you believe such information is not required.

Response:

The Amendment includes pro forma financial statements to reflect the completion of ZIM’s restructuring in accordance with Article 11 of Regulation S-X. Please see pages 18-24 of the Amendment.

Market and Industry Data, page 6

7.	We note the statement that “the market statistics included in this registration statement should be viewed with caution and no representation or warranty is given by us as to their accuracy.” Please revise to clarify that you believe and act as though all information presented in the registration statement is accurate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 7 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Information Regarding Tower, page 6

8.	We note the statement in the first paragraph that “[a]ny information related to Tower contained, or referred to, in this registration statement is for informational purposes only.” Please revise to clarify that you are providing disclosure regarding Tower to meet your obligations under the Exchange Act.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 7 of the Amendment.

Special Note Regarding Forward-Looking Statements, page 7

9.	Please remove reference to the safe harbors of the Private Securities Litigation Reform Act, as these apply only to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 8 of the Amendment.

Information on Business Segments, page 12

10.	We note from your disclosure on page 14 that you disclose the non-GAAP financial measures Proportionate EBITDA, Net Debt, and Proportionate Net Debt. Please revise to include disclosure of the reasons why management believes these non-GAAP financial measures are useful to investors regarding your financial condition and results of operations. See Item 10(e) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 4 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Capitalization, page 16

11.	We note your disclosure that the capitalization table sets forth your consolidated pro forma capitalization and indebtedness as of March 31, 2014. In light of the fact that you disclose on page 172 and elsewhere that in connection with the spin-off you will receive cash from IC, in the form of a debt and/or equity contribution, we believe that your capitalization table should be revised to include an “as adjusted” column which reflects this loan or equity contribution from IC. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 25 of the Amendment.

Further, the Company advises the Staff that the amount of Kenon’s cash advance from IC has yet to be determined. As a result, adjustments reflecting the receipt of such advance in connection with the consummation of the spin-off will be included in a future amendment to the Registration Statement.

Risk Factors, page 16

12.	We note that you plan to apply for listing on the New York Stock Exchange or the NASDAQ Global Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 79 of the Amendment.

Kenon will have obligations owing to IC, which could be substantial, page 17

13.	It appears that IC will enter into a term loan with you and that you may assume certain liabilities with respect to Qoros’ debt obligations. Please revise to disclose the terms of the term facility and the arrangements to assume the liabilities of IC.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 27-28, page 187, and page 214 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Significant raw material shortages, supplier capacity constraints, page 23

14.	We note the disclosure that you rely on certain sole suppliers. Please revise to identify each sole- or single-source supplier and the products or components supplied.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to reflect the material sole- or single-source suppliers and the products or components supplied. Please see revised disclosure on page 33 of the Amendment.

IC Power could face risks in connection with the disposals of its interests, page 36

15.	Please revise to state what additional steps remain in the Peruvian antitrust regulatory approval process, if known.

Response:

The Company has revised the disclosure accordingly. Please see revised disclosure on page 46 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

ZIM is in the process of restructuring its debts, page 45

16.	We note that “[a]s of December 31, 2013, ZIM [wa]s not in compliance with the financial covenants relating to substantially all of its outstanding long-term debt obligations and liabilities.” Please revise to provide quantitative disclosure describing each covenant subject to recent noncompliance or waiver and state in quantitative terms the extent of such noncompliance with respect to each covenant.

Response:

In response to the Staff’s comment, the Company advises the Staff that, upon the completion of ZIM’s debt restructuring on July 16, 2014, (i) ZIM is now in compliance with the financial covenants relating to its outstanding debt obligations and liabilities, (ii) ZIM is not in default under any of its loans or outstanding liabilities, and (iii) the lenders under ZIM’s loans no longer have the right to demand ZIM’s immediate repayment of such indebtedness. In light of the recently completed restructuring of ZIM’s debt, the Company believes that a description of covenants under ZIM’s previous debt agreements, which have been cancelled in the recently completed restructuring, and ZIM’s (non)compliance with, or waiver in respect of, such covenants, would not provide information useful to an investor. The Company has included revised disclosure in the Amendment and in the notes to the Company’s financial statements to describe the financial covenants that are currently applicable to ZIM as a result of ZIM’s recently completed debt restructuring as well as information with respect to ZIM’s compliance with such covenants. Please see revised disclosure on pages 196 and F-39 of the Amendment.

The container shipping market is dynamic and volatile, page 46

17.	Please revise the second to last paragraph to disclose the high and low spot market prices over the last 10 years and where spot market rates currently stand. This will help put the volatility into perspective.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to reflect the high and low spot market prices over the last five years and the spot market rate as it currently stands. The Company does not have access to what it believes to be a reliable industry source for such price information over the last ten years. The Company further advises the Staff that it believes the volatility displayed during the past five years is most relevant to investors in light of the significant changes that have occurred in the shipping industry in connection with the ongoing global economic crisis that began in 2008. Please see revised disclosure on page 56 of the Amendment.

Labor disruptions could have an adverse effect, page 48

18.	We note reference to strikes and labor disputes in April and May of 2014, and the “unstable” labor relationship between ZIM and its union. Please revise to describe the current status of ZIM’s labor relations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 58 of the Amendment.

ZIM has entered into transactions, page 51

19.	Please refrain from referring to the terms of related-party transactions as “arm’s length” as such transactions, by their nature, are not arm’s length.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 61 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Information on the Company, page 71

20.	Please remove references to IC Power’s “proven track record” as this suggests a guarantee of future performance. In addition, please remove other references to its “track record” or balance each of these statements to clarify that you are not guaranteeing future performance.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 35-87, 93-94, and 161 of the Amendment.

History and Development of the Company, page 71

Background to and Purpose of the Spin-Off, page 71

21.	You state that you intend to operate the businesses with a view to “maximizing value for [y]our shareholders and providing investors with direct access to investments in [y]our primary businesses in the near to medium term.” We also note your statement on page 76 that you were established to operate your collection of businesses and to optimize your “investments.” Please revise this section to further explain and describe the business purpose of the spin-off. In this regard, we note on page 57 that “[n]either Primus nor HelioFocus have commenced commercial operation.” Please also explain to us the business purpose of including these entities as part of the spun-off entity.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 82, 85, 89 and 161 of the Amendment.

In response to the Staff’s request for an explanation of the business purpose surrounding the inclusion of Primus and HelioFocus as a part of the Company, the Company advises the Staff that the businesses comprising the Transferred Assets are each at different stages of development, ranging from early stage development companies (e.g., Primus and HelioFocus), to Qoros, which has recently commenced commercial operations, to established cash generating businesses (e.g., IC Power, ZIM, Tower and Petrotec). The Company intends to maximize shareholder value by developing and supporting companies with high growth potential, and the inclusion of Primus and HelioFocus, which are early stage companies in an innovative industry, in the spin-off is consistent with the Company’s strategy. Please see revised disclosure on page 85 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

22.	Please consider including an organizational chart reflecting the pre- and post-spin-off ownership structure for you and your affiliates.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 82 of the Amendment.

Mechanics of the Spin-Off, page 71

23.	Please revise to explain what you mean by “shareholders who have no personal interest in the spin-off” in the sixth paragraph.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 83 of the Amendment.

24.	In this regard, we note that Millenium Investments Elad Ltd. owns approximately 46.94% of IC’s shares. Please tell us whether Millenium Investments Elad Ltd. is considered to have a “personal interest in the spin-off.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure to reflect that Millenium Investments Elad Ltd. is considered to have a personal interest in the spin-off. Please see revised disclosure on page 83 of the Amendment.

25.	We note the statement that you will concurrently list your ordinary shares on TASE. However, you state in your letter to us dated March 27, 2014 that you do not intend to list on TASE. Please clarify or advise.

Response:

In response to the Staff’s comment, the Company advises the Staff that it intends to list its ordinary shares on the TASE concurrently with the Company’s listing of its ordinary shares on either the NYSE or NASDAQ.

Separation and Distribution Agreement, page 72

26.	Please revise to include, if applicable, a description of the conditions to the distribution to IC shareholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 84 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Representations and Warranties, page 72

27.	We note that IC intends to transfer the assets on an “as is” and “where is” basis. Please further explain whether the parties will retain the liabilities and defenses pertaining to the assets.

Response:

In response to the Staff’s comment, the Company notes that the terms of its separation have not been finalized. Upon the finalization of the Separation and Distribution Agreement, the Company will further explain, in a future amendment to the Registration Statement, whether the parties will retain the liabilities and defenses pertaining to the assets.

Business Overview, page 73

28.	Please revise to further clarify what you mean in the first paragraph that you intend to “distribute or monetize” your interests other than IC Power, including what plans you have in this regard.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 82, 85, 89 and 161 of the Amendment.

29.	We note the statement on page 73 that “Millenium… has indicated that it (or its successors) intends to be a long-term holder of our ordinary shares.” Please balance this statement to state whether Millenium has any contractual obligation to do so.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 85 and 162 of the Amendment.

Highlights of our Primary Businesses, page 74

IC Power, page 74

30.	Please balance the statement on page 75 that “IC Power typically enters into long-term capacity and energy agreements with customers with strong credit profiles” to state for example that the Bolivian government may nationalize your assets and that you have experienced significant payment delays in the Dominican Republic. Please also revise similar statements elsewhere.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 87 and 94 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Our Businesses and Associated Companies, page 77

IC Power, page 78

IC Power’s Strengths, page 81

31.	Please briefly explain what are “greenfield development projects.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 38 of the Amendment.

IC Power’s Description of Operations, page 88

CDA, page 90

32.	We note the claim requesting an extension of time and increase in total price for the project and your pending answer and possible negotiations. In light of this, please revise the fourth paragraph to state whether construction on the project is currently taking place and on schedule.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 102 of the Amendment.

Dominican Republic, page 92

33.	Please revise to briefly discuss the payment delays that CEPP experienced and whether it has materially affected CEPP.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 105 of the Amendment.

Bolivia, page 93

34.	Please revise to briefly discuss here the steps that the Bolivian government may be taking towards nationalizing COBEE, or please advise why this is not appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 106 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

IC Power’s Legal Proceedings, page 103

35.	Please revise to disclose here the CDA project claim discussed on page 90 or please advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 115 of the Amendment.

Qoros, page 108

Qoros’ Strengths, page 109

Supportive and committed shareholders, page 111

36.	We note that as of March 31, 2014, IC and Wuhu Chery contributed cash to Qoros which you expect to convert into equity upon the satisfaction of certain conditions. Please explain how this relates to you and clarify whether you will receive the equity.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 121, 133, 177, and 187 of the Amendment.

Qoros’ Strategies, page 111

Successfully launch Qoros’ commercial sales, page 111

37.	Please revise to disclose here the number of Qoros 3 sedans Qoros has manufactured to date and the number sold.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to include the number of Qoros 3 Sedans that have been sold to date. Please see revised disclosure on pages 88, 123, and 205 of the Amendment. The Company submits that, as Qoros has only recently commenced commercial sales of the Qoros 3 Sedan, disclosing the number of Qoros 3 Sedans manufactured by Qoros to date is not material or necessary for a prospective investor’s understanding of the Company’s financial results or prospects. Additionally, the provision of such sensitive information could be competitively harmful to Qoros.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Efficiently scale production capacity, page 112

38.	We note the reference to the expansion of vehicle manufacturing capability to 440 thousand units at Qoros’ facility pending receipt of government approval. Please briefly balance the disclosure by explaining whether you have any immediate plans for expansion and whether you have submitted such plans for regulatory approval.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 124 of the Amendment.

Overview of Chinese Passenger Vehicle Market, page 112

Rapid Economic and Purchasing Power Growth, page 112

39.	Please balance the disclosure here to also disclose the changes in GDP and disposable income adjusted for inflation. Additionally, balance the statements by disclosing the recent slowing growth in GDP in China.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 125 of the Amendment.

Qoros’ Description of Operations, page 115

Qoros’ Product Sourcing and Suppliers, page 117

40.	Please revise the third paragraph to explain how Qoros uses “managed outsourcing” to develop its vehicles and whether Qoros materially relies on third-party parties to develop its vehicles.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 130 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Qoros’ Legal Proceedings, page 121

V Cars LLC Proceedings, page 121

41.	Please revise the last sentence to state whether any of your subsidiaries are a party to any of the proceedings or whether Qoros or any of your subsidiaries could ultimately face liability for this matter.

Response:

In response to the Staff’s comment, the Company has revised the disclosure, which states that none of Kenon, nor the entities that will become subsidiaries, nor Qoros are party to any of the proceedings. Please see revised disclosure on page 134 of the Amendment.

ZIM, page 121

42.	Please revise to define “out-of-gauge cargo.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 134 of the Amendment.

Chartered Vessels, page 130

43.	For each vessel listed in the charts on pages 130-132, please revise to describe whether the vessel operates under a charter agreement or spot market. Also revise, if applicable, to include names of the vessels.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 143-144 of the Amendment. The Company submits that the inclusion of individual vessel names in the table would not provide any material information to investors, as all material information relevant to such vessel (i.e. size, age, charter/spot agreement distinction, and redelivery date) is included in the table. In addition, the Company believes that individual vessel names constitute commercially sensitive information, the provision of which would be competitively harmful to ZIM and the Company.

44.	Please revise the last paragraph on page 132 to describe the material terms of the charter agreements to include the related expiration dates. Also clarify that the 61 chartered vessels are operated under lease arrangements and briefly describe the operating leases here.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 143-145 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Item 5. Operating and Financial Review and Prospects

Overview of Financial Information Presented, page 149

45.	In the tables on pages 150 and 151, we note your presentation of EBITDA immediately following revenue. In accordance with Regulation S-K, Item 10(e), please revise your tables to present recognized IFRS measures with greater prominence than any items not recognized under IFRS. Please make similar revisions to your tables throughout the document, such as on page 165.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 13-14, 163-164, and 179-180 of the Amendment.

Material Factors Affecting Results of Operations, page 152

Certain Singapore Tax Implications for Kenon, page 152

46.	We note your disclosure that Kenon would be subject to Singapore income tax on income accruing in or derived from Singapore on foreign-sourced income received from outside Singapore. Please expand your disclosure to explain how you expect these tax implications to impact Kenon, including any resulting effect on your operations. For example, as it appears that none of your businesses conduct their operations in Singapore, explain the impact to your business if you are not able to repatriate earnings from your businesses outside of Singapore. In this regard, please tell us the circumstances under which your operations would be subject to Singapore corporate taxes. In addition, explain how you have accounted for any Singapore corporate taxes in your financial statements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 165-166 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

47.	We note your disclosure on page F-11 that you have identified the recoverable amount of non-financial assets and cash generating units as an area requiring significant use of estimates and judgment under IFRS and that in your disclosure of critical accounting policy estimates you have identified your impairment test of ZIM. Please expand your disclosure in the notes to the financial statements to provide greater specificity as to the nature of the estimate and the judgments required by the type of non-financial assets and the composition of your cash generating units. See guidance in paragraphs 122 and 125 of IAS 1.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages F-45-F-46 of the Amendment.

48.	In addition please expand your discussion of critical accounting policy estimates to address non-financial assets and cash generating units other than vessels and containers. We note that those assets appear to represent a significant portion of the total property, plant and equipment balance, which was approximately 65% of total assets at December 31, 2013. Please consider providing information about the factors you consider when evaluating these assets for impairment, in particular other significant fixed assets such as installations, machinery and equipment, that addresses the following:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response:

In response to the Staff’s comment, the Company advises the Staff that, other than vessels and containers, the majority of the Company’s property, plant and equipment (including installations, machinery and equipment) as of December 31, 2013 relates to the power and electricity operations of IC Power, which comprises several CGUs.

In accordance with IAS 36, at each reporting date, the Company performs an assessment of whether there has been any indication that the relevant CGUs may be impaired, by considering both internal and external sources of information. Based on this assessment, the Company concluded that there were no impairment indications as of December 31, 2013 and 2012 with respect to those CGUs relating to IC Power. Consequently, the Company did not measure the recoverable amount of these assets\CGUs.

Additionally, at each reporting date, the Company performed annual impairment tests for CGUs comprising goodwill. As the recoverable amount of each CGU has been significantly higher than its carrying amount, the Company respectfully submits that it believes the disclosure provided in Note 14D to the Company’s financial statements is sufficient.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Critical Accounting Policies and Significant Estimates, page 160

Impairment Test of ZIM, page 161

49.	We note you have performed an impairment test on your CGU and have concluded that the aggregate recoverable amount of your CGU was higher than the carrying amount of your CGU, and as a result, no impairment was recognized. Please supplementally provide us a table which lists the build date, acquired date and carrying amount by vessel as of December 31, 2013. In addition, please supplementally provide a list of any vessel whose carrying amount was in excess of the market value, if applicable as of December 31, 2013, which indicates the carrying amount and recoverable amount of those vessels. Please note that this list does not have to name the specific vessel. Also, please revise your disclosure within the Critical Accounting Policies and Significant Estimates section to state the aggregate amount by which the carrying amount of those vessels exceeded their estimated market values. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of December 31, 2013, if you decided to sell all of such vessels. Also disclose the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values along with the corresponding accounting treatment.

Response:

In response to the Staff’s comment, the Company has supplementally provided (under a separate cover letter requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17. C.F.R. Section 200.83) information responsive to the Staff’s request concerning the build date, acquired date and carrying amount of each of its vessels as of December 31, 2013. The Company further advises the Staff that, for the purposes of IAS 36, ZIM, which operates an integrated liner network, has one CGU, which consists of all of ZIM’s assets. As ZIM is one CGU, the relevant recoverable amount set forth in the supplemental material is the recoverable amount of ZIM and not the recoverable amount of its vessels.

In response to the Staff’s comment regarding the Company’s Critical Accounting Policies and Significant Estimates, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 174-175 and of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Operating Results, page 164

50.	We note that your Critical Accounting Policies and Significant Estimates section and the notes to the financial statements disclose your revenue recognition policies related to the sale of electricity and voyages and accompanying services. In light of the potential changes to your business that may occur with the restructuring of ZIM, we believe it would be useful to investors to disclose your revenue recognition policy for the sale of biodiesel and other products. In this regard, although it appears from your disclosure in Note 21 that these products only contributed 5% to your revenue recognized in 2013, it will represent a more significant portion of revenue assuming that the ZIM restructuring is approved and ZIM is accounted for as an equity method affiliate. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 175 and F-28 of the Amendment.

Selling, General and Administrative, page 169

51.	We note from your disclosure on page 169 in MD&A that IC Power’s selling, general and administrative expenses increased in part due to a $.8 million increase in stock option expense. We also note from your disclosure on page 191 that Kenon has obligations for cash payments under a stock option plan. In light of the fact that there does not appear to be disclosure of any existing stock option plans in the notes to the financial statements, please explain to us the nature of this stock option expense and tell us how any allocations of this expense from your parent, IC, were calculated or determined. Also, if there are any stock options or other equity based compensation related to the Group that will continue to be outstanding at the time of the spin-off transaction, please tell us, and revise MD&A and the notes to the financial statements to disclose the nature and terms of the equity based compensation arrangements.

Response:

In response to the Staff’s comment, the Company advises the Staff that the stock option expense referred to on page 169 of the Registration Statement relates to stock options granted by certain subsidiaries of IC Power to senior employees of IC Power, which will be settled in cash and calculated by reference to the relevant subsidiary’s fair value. Accordingly, there are no allocations of such expenses from IC. The impact of these employee benefits on the Company’s financial statements is immaterial.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Further, the Company advises the Staff that this plan, as well as Kenon’s equity-based compensation plan, as described in the Registration Statement, will be outstanding at the time of the consummation of the spin-off. Please see revised disclosure on pages 213 and F-88 of the Amendment.

Liquidity and Capital Resources, page 172

Kenon’s Commitments and Obligations, page 173

52.	We note your disclosure that in connection with the consummation of the spin-off, IC will contribute cash to Kenon which will be in the form of a contribution to equity and a loan from IC to Kenon, the terms of which have not yet been determined. If the terms of this loan are determined prior to the effectiveness of this filing, please revise this section of MD&A to disclose the nature and amount of the significant terms of this loan.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 187 of the Amendment.

ZIM’s Liquidity and Capital Resources, page 181

ZIM’s Restructuring Plan, page 182

53.	We note on page 183 that holders of the “deficiency claim” will receive ZIM’s shares equal to approximately 68% of ZIM’s issued share capital. Please describe to us the extent to which any of these holders are affiliates of IC.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 197 of the Amendment.

54.	We note the disclosure on page 183 which states that in connection with the ZIM restructuring, IC will make certain capital contributions to ZIM. It appears that the restructuring and spin-off are related. Please tell us whether either transaction is contingent upon the other.

Response:

In response to the Staff’s comment, the Company advises the Staff that ZIM completed its restructuring on July 16, 2014, and this was not contingent upon the consummation of the spin-off. Further, the consummation of the spin-off is not contingent upon the completion of ZIM’s restructuring.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Trend Information, page 188

55.	We note your disclosure of tables setting forth certain financial information from the financial statements of IC Power, ZIM and Qoros for the three months ended March 31, 2014. Please revise to clearly disclose that these amounts are unaudited.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 203-205 of the Amendment.

Directors, Senior Management and Employees, page 193

Senior Management, page 193

56.	Please tell us when you plan to appoint your executive officers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly to reflect the appointment of certain executive officers. Please see revised disclosure on pages 208-212 of the Amendment.

Major Shareholders, page 197

57.	Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page 213 of the Amendment.

Shareholder Meetings, page 202

58.	Please make clear the minimum number of days that notice is required to be provided to shareholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on pages 218-219 of the Amendment.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Exhibits, page 224

59.	Please file the following agreements as exhibits to your next amendment or provide us a brief analysis as to why this is not necessary:

•	Separation and Distribution Agreement;

•	Agreement regarding the sale of Edegel;

•	Loan from IC to Kenon to be made in connection with the spin-off;

•	All material credit agreements including those related to IC Power’s $2.0 billion of outstanding indebtedness, ZIM’s $2.4 billion of outstanding indebtedness, Qoros outstanding indebtedness of $709 million, and Tower indebtedness of $588 million;

•	Material agreements between Qoros and Magna Steyr;

•	Shareholders agreements such as the agreements granting protective minority rights to Kallpa’s minority shareholder and OPC’s minority shareholder;

•	CDA EPC Contract;

•	ZIM’s joint ownership and operating lease agreements; and

•	Consulting agreements between you and certain of your executive officers.

Response:

In response to the Staff’s comment, the Company advises the Staff as follows:

•	Separation and Distribution Agreement – This agreement has not yet been finalized, but when it is, the Company will file this agreement as an exhibit to a future amendment to the Registration Statement;

•	Agreement regarding the sale of Edegel – The Company does not believe that this agreement is a material contract which is required to be filed as an exhibit to the Registration Statement. The consideration for the sale is $413 million, which represents approximately 11% of the Company’s fixed assets on a consolidated basis. While the determination of whether the agreement regarding the sale of Edegel is “material” depends upon a consideration of all of the facts and circumstances and is not a strict numerical test, regulations of the Staff set forth thresholds that provide some guidance. For example, Item 19.4(b)(iii) of the Form 20-F treats contracts for the acquisition or sale of any property, plant or equipment as material if the consideration exceeds 15% of the fixed assets of the company. The agreement regarding the sale of Edegel represents less than 15% of the Company’s fixed assets, and the Company does not believe that this agreement is a material agreement that is required to be filed as an exhibit to the Registration Statement. The Company notes that a description of the material terms of this agreement is included in the Registration Statement (see pages 7-8 and 176 of the Amendment) and the Company believes that the filing of this agreement would not provide any additional material information to investors;

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

•	Loan from IC to Kenon to be made in connection with the spin-off – This agreement has not yet been finalized, but when it is, the Company will file this agreement as an exhibit to a future amendment to the Registration Statement;

•	All material credit agreements including those related to IC Power’s $2.0 billion of outstanding indebtedness – IC Power’s approximately $2.0 billion of debt is comprised of a number of different debt instruments, the most significant of which are (i) Inkia’s $450 million 8.375% Notes due 2021, (ii) OPC’s NIS 1,800 million (approximately $519 million) syndicated credit facility and (iii) CDA’s $591 million senior secured syndicated credit facility. Each of these financing agreements represent less than 10% of the Company’s total assets as of December 31, 2013, and the Company does not consider any of these financing agreements to be material to it. Therefore, the Company does not believe it is required to provide such agreements as exhibits to the Registration Statement.

•	All material credit agreements including those related to ZIM’s $2.4 billion of outstanding indebtedness, Qoros outstanding indebtedness of $709 million, and Tower indebtedness of $588 million – None of ZIM, Qoros or Tower will be subsidiaries of the Company, as the Company will have a 32%, 50% and 31.5% interest in ZIM, Qoros and Tower, respectively. The standards set forth in Items 19.2(b)(i) of the Form 20-F are applicable to “debt issued by [the registrant] or any subsidiary for which [the registrant] is required to file consolidated or unconsolidated financial statements.” Additionally, Item 19.4(a) of Form 20-F states, in relevant part, “[o]nly file a contract if you or your subsidiary is a party or has succeeded to a party by assumption or assignment or if you or your subsidiary has a beneficial interest.” As these companies will not be subsidiaries of the Company, the Company does not believe that the filing of these agreements is required and, in any event, would not be in a position to cause such agreements to be filed. The Company further advises the Staff that Tower is subject to the reporting requirements of the Commission and, in connection therewith, has filed the debt instruments and contracts it considers material to its operations;

•

Material agreements between Qoros and Magna Steyr – As discussed above, Item 19.4(a) of Form 20-F states, in relevant part, “[o]nly file a contract if you or your subsidiary is a party or has succeeded to a party by assumption or assignment or if you or your subsidiary has a beneficial interest.” Additionally, Item 19.4(b) of Form 20-F states, in relevant part, that “[i]f a contract is the type that ordinarily accompanies the kind of business you and your subsidiaries conduct, we will consider it have been made in the ordinary course of business and will not require you to file it, unless it … [is a] contract upon which your business is

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

substantially dependent.” As Qoros is not a subsidiary of the Company, the Company respectfully submits that the agreements between Qoros and Magna Steyr do not meet the requirements of Item 19.4(a) or (b) of Form 20-F, and therefore the Company does not believe it is required to provide Qoros’ agreements with Magna Steyr as exhibits to the Registration Statement.

Further, Qoros believes that its agreements with Magna Steyr are agreements that ordinarily accompany its kind of business. Qoros also believes that is not substantially dependent upon its agreements with Magna Steyr, as Qoros also collaborates and sub-contracts with several other engineering firms for its product development activities. If these contracts with Magna Steyr were to be terminated or suspended, Qoros believes it could replace such contracts by entering into agreements with other engineering firms. Therefore, the Company does not believe that Qoros’ operations are substantially dependent upon Qoros’ agreements with Magna Steyr;

•	Shareholders agreements such as the agreements granting protective minority rights to Kallpa’s minority shareholder and OPC’s minority shareholder – The standards set forth in Item 19.4(a) of the Form 20-F require the filing of “[e]very contract that is material to you …” The Company respectfully submits that IC Power’s shareholder agreements are not material to its operations. IC Power’s business involves the generation of capacity and energy for commercial sale and IC Power believes agreements such as the shareholder agreements with each of the minority shareholders of its subsidiaries ordinarily accompanies the business it conducts, given the significant capital commitments required in developing and operating power generation assets. The Company respectfully submits that it does not believe IC Power’s shareholder agreements are material to the Company’s investors. Therefore the Company does not believe it is required to provide IC Power’s shareholder agreements as exhibits to the Registration Statement. The Company notes that a description of the material terms of these agreements are included in the Registration Statement (see page 115 of the Amendment) and, accordingly, the Company believes that the filing of these agreements would not provide any additional material information to investors.

•	CDA EPC Contract – The Company has filed this agreement herewith as Exhibit 4.5 to the Amendment;

•	ZIM’s joint ownership and operating lease agreements – As described above, ZIM will not be a subsidiary of the Company, as the Company will only have a 32% interest in ZIM upon the consummation of the spin-off. Item 19.4(a) of Form 20-F states, in relevant part, “[o]nly file a contract if you or your subsidiary is a party or has succeeded to a party by assumption or assignment or if you or your subsidiary has a beneficial interest.” As ZIM is not a subsidiary of the Company, the Company does not believe it is required to provide such agreements as exhibits to the Registration Statement; and

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

•	Consulting agreements between you and certain of your executive officers – Item 19.4(c) states, in relevant part, that management contracts or compensatory plans, contracts or arrangements are material if the registrant’s directors or members of its management bodies participate in such plans. The Company respectfully submits that, although it will be party to consulting agreements with executives of some of its businesses and associated companies, the Company is not party to any consulting agreements with its directors or members of its management bodies. The Company will not have any consulting agreements that it believes will be material to investors. Further, the Company notes that Item 19.4(c)(v) states, in relevant part, that such agreements are not required to be filed, if the public filing of such agreements is not required in the registrant’s home country, and the agreements are not otherwise publicly disclosed by the registrant. None of the Company’s or its subsidiaries’ agreements are required to be filed in the Company’s home country, or are otherwise public. Therefore, the Company does not believe it is required to provide such agreements as exhibits to the Registration Statement.

60.	We note your confidential treatment request application regarding Exhibit 4.5. We will respond to your application under separate cover.

Response:

The Company will await the Staff’s response to its confidential treatment request application regarding Exhibit 4.7, which was previously listed as Exhibit 4.5 in the Registration Statement.

Financial Statements

61.	We note that you have included the audited financial statements of Kenon Holdings, Carve-Out. In light of the fact that the registrant, Kenon Holdings Ltd. appears to have been formed in 2014, please include audited financial statements of the registrant.

Response:

The Company notes guidance reflected in the Division of Corporation Finance Financial Reporting Manual (the “Manual”), which states that separate financial statements for a registrant should not be required where the company was formed solely in contemplation of a spin-off, has not conducted any business and will not be capitalized other than on a nominal basis prior to effectiveness.

Please see revised disclosure on page 83 of the Amendment, reflecting the disclosure contemplated by Section 1160.1 of the Manual, clarifying that the Company has not commenced operations, has no (or nominal) assets and has no material contingent liabilities or commitments.

Note 10. Associated Companies, page F-30

(C) Additional Information, page F-31

62.

We note your disclosure that in the second and third quarters of 2013 ZIM signed agreements for the sale of holdings in companies previously accounted for as equity method affiliates, and recognized gains of $10 million and $33 million, respectively. We also note your disclosure in Note 10 and 24 that you recognized these amounts in other income, which is a component of operating loss, on the statements of income. Please explain to us why you believe it is appropriate to present the

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

gains related to these transactions as a component of operating loss/income. We believe that although IAS 1 allows additional line items, headings and subtotals in the statement presenting profit or loss and other comprehensive income when such presentation is relevant to an understanding of the entity’s financial performance, paragraph BC56 of IAS 1 indicates that if an operating profit subtotal is presented, the amount disclosed for such a subtotal should be representative of activities that would normally be regarded as ‘operating’. Please advise or revise to remove these gains from your operating loss subtotal.

Response:

In response to the Staff’s comment, the Company advises the Staff that IAS 1 does not specify which components should be included in operating income (loss). However, IAS1.BC56 notes that items that clearly relate to operation should be presented within operating activities even if they occur irregularly or infrequently or are unusual in amount. PWC’s manual of accounting states that a gain or loss on disposal of a subsidiary (which does not qualify as a discontinued operation under IFRS 5) will normally be shown within operating profit (paragraph 4.183, example 3). In addition, the IFRS Illustrative Financial Statements published by KPMG, PWC and EY include examples of gains or losses on sale of property, plant and equipment, gains on re-measurement of existing interests in investees on acquisition of control (which is equivalent to a disposal of an investee), and impairment loss on re-measurements of disposal groups, etc., which are presented within the operating results.

Further, the Company is a holding company, and investing in new entities and selling existing entities is a part of its ordinary course of business. As a result, the Company believes that the presentation of gains or losses on disposal of investees (subsidiaries and/or associates) as part of its operating results appropriately reflects its business.

Note 24. Other Income, page F- 65

63.	We note that within the Other Income line item on the statements of income, for the years ended December 31, 2013 and 2012, you recognized $12 million and $9 million of “other income”, respectively. Please explain to us the nature of this other income and tell us why you believe it is appropriately classified as part of operating loss.

Response:

In response to the Staff’s comment, the Company advises the Staff that the amount is made up of various immaterial amounts of $2 million or less, relating to various forms of operating activities that should be presented within operating income, such as leasing income, management fees, etc.

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Note 25. Financing Income (Expenses), Net, page F-65

64.	We note that financing expenses include $19 million of “other expenses” in the year ended December 31, 2013. Please explain to us the nature of these expenses and specifically tell us why you believe these expenses are appropriately presented as non-operating expenses.

Response:

In response to the Staff’s comment, the Company advises the Staff that, of the $19 million that is presented in “other expenses”, $16 million represents costs incurred by ZIM in respect of its debt restructuring (primarily in the form of fees paid to its advisors). As these costs relate to the restructuring of ZIM’s existing debt (which is considered a substantial modification under paragraphs 40-41 of IAS 39), and are not directly attributable to the issuance of new debt and equity instruments, in accordance with KPMG’s Insights to IFRS (paragraph 7.5.390.10) these costs were expensed as incurred. As a result, the Company submits that it believes that these costs, reflecting expenses incurred in connection with ZIM’s debt refinancing, should be presented as financing expenses.

Note 27. Segment Information, page F-68

65.	We note that your “other” segment includes the consolidated results of Primus and Petrotec, as well as equity method investments such as Qoros and Tower. For example, we noted the following:

•	Qoros appears to have contributed more than 10% to your total loss for 2013. Refer to paragraph 11 of IFRS 8.

•	Qoros also appears to meet the characteristics of an operating segment in paragraph 5 of IFRS 8.

•	You disclose on pages 74 and 148 that Qoros and IC Power are each one of your primary businesses.

•	It appears that Qoros may meet the quantitative thresholds set forth in paragraph 13 of IFRS 8, in that your share in loss from associates related to Qoros, as recognized in the 2013 statements of income, appears to be greater than 10% of the total loss for the year.

Please tell us your basis under IFRS 8 why Qoros has not been presented as a reportable segment, or alternatively, please revise your disclosure in Note 27 and MD&A to present Qoros as a separate reportable segment.

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company’s segmentation disclosure within the combined carve out financial statements included in the Registration Statement was based upon IC’s identification of its operating segments, based upon IC’s internal reporting practices to its chief operating decision maker (“CODM”), and was

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

consistent with IC’s segmentation disclosure. However, considering the nature of the Company’s operations and the Company’s future expected reporting practices to its CODM, the Company has decided to voluntarily revise its segmentation disclosure and to present separate segmentation disclosure for Qoros. Please see revised disclosure on pages 13-14, 163-164, 179-180, F-12, and F-68-F-70 of the Amendment.

Independent auditors’ report to the board of directors of Qoros Automotive Co., Ltd., page F-87

66.	The auditor’s report does not contain the signature of the independent auditor. Please advise your independent auditors that they must refile their report with a proper signature.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see revised disclosure on page F-90 of the Amendment.

*        *        *

Kenon Holdings Ltd.

Response Letter to Staff Comments

August 13, 2014

Should the Staff have any questions or comments, please contact me at +44 207 519 7183 or james.mcdonald@skadden.com.

Sincerely,

/s/ James A. McDonald, Esq. James A. McDonald, Esq. Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Kristin Shifflett

Claire Erlanger

John Dana Brown

Kenon Holdings Ltd.

Yoav Doppelt

Robert Rosen

Laurence Charney

Skadden, Arps, Slate, Meagher & Flom LLP

Scott Simpson, Esq.